Exhibit 23(n)(a)
23(n)(a)
Amended and Restated Plan for Multiple Classes of Shares — Amendment dated as of May 5, 2009

AMENDMENT TO THE
AMENDED AND RESTATED PLAN FOR MULTIPLE CLASSES OF SHARES
          THIS AMENDMENT is made as of May 5, 2009 to the Amended and Restated Plan for Multiple Classes of Shares dated as of March 1, 2009 for Transamerica Funds (the “Fund”). In consideration of the mutual covenants contained herein, the parties agree as follows:
Transamerica Short-Term Bond. The second paragraph of Section I (B) applicable to Class A shares is hereby replaced as follows:
A 1% contingent deferred sales charge (CDSC) will be applied to any redemption within 24 months of Class A shares purchased in amounts of $1 million or more on which no front-end sales charge was imposed, unless the Class A             shares were purchased through a qualified retirement plan or through a “wrap” account for the benefit of clients of certain broker-dealers, financial institutions, or financial planners who have entered into arrangements with Transamerica Funds or TCI. Transamerica Short-Term Bond will apply such 1% CDSC to any such redemptions made within 12 months.
          In all other respects, the Amended and Restated Plan for Multiple Classes of Shares dated as of March 1, 2009 is confirmed and remains in full force and effect. The Fund has caused this amendment to be executed as of May 5, 2009.

TRANSAMERICA FUNDS
By:	/s/ Dennis P. Gallagher
Dennis P. Gallagher
Vice President, General Counsel and Secretary